Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Correvio Pharma Corp. (“Correvio”, the “Company”, “we”, “us” or “our”) for the year ended December 31, 2019 is as of March 27, 2020. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. As a foreign private issuer that files its continuous reports under the U.S./Canada Multijurisdictional Disclosure System, Correvio is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2019 and the related notes thereto. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws regarding expectations of our future performance, liquidity and capital resources, as well as marketing plans, future revenues from sales of branded products Aggrastat®, Brinavess®, Trevyent®, Xydalba™ and Zevtera®/Mabelio®, whether we will receive, and the timing and costs of obtaining regulatory approvals in the United States, Europe and other countries, the clinical development of our product candidates, including clinical trials for Brinavess® in China and publication of results from our observational study in the European Union, the anticipated milestone payments to Basilea Pharmaceutica International Ltd., the submission of regulatory filings for Trevyent®, the anticipated use of financial resources and net proceeds from financings, the availability of future proceeds under the CRG Term Loan (as defined herein), the regulatory path forward for Brinavess®, our belief regarding the merit of the ongoing class action lawsuit and our intention to vigorously defend such lawsuit, our plans to regain compliance with the Nasdaq (as defined herein) minimum bid price and minimum market value requirements within the prescribed grace periods, our possible eligibility for additional time to regain compliance with such requirements upon expiration of the prescribed compliance periods, our expectation that our common shares will continue to be listed and trade on the Nasdaq Capital Market during the prescribed compliance periods, the proposed acquisition by ADVANZ PHARMA (as defined herein) of all of our issued and outstanding common shares pursuant to the Proposed Arrangement (as defined herein) and the expected terms, timing and closing of the transaction, our expectations for the receipt of the necessary securityholder and court approvals and satisfaction of other customary closing conditions in connection with the Proposed Arrangement, the intended delisting or our common shares from the TSX (as defined herein) and Nasdaq and ceasing of our status as a reporting issuer in connection with the completion of the Proposed Arrangement, the recognition of additional operating liabilities and other non-historical statements, which are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form that is included in our Annual Report on Form 40-F, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form that is included in our Annual Report on Form 40-F. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Correvio, including our most recent Annual Report on Form 40-F filed with the United States Securities Exchange Commission (the “SEC”), and our most recent Annual Information Form, is available by accessing the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov or the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

EXPLANATORY NOTE

Correvio was incorporated on March 7, 2018, under the Canada Business Corporations Act (the “CBCA”), in connection with a reorganization of Cardiome Pharma Corp. (“Cardiome”) by way of a plan of arrangement (the “Arrangement”). On March 19, 2018, Correvio entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Cipher Pharmaceuticals Inc. ("Cipher") and Cardiome. Under the terms of the agreement, Cipher acquired Cardiome’s Canadian business portfolio in exchange for cash consideration of C$25.5 million. As a result of the Arrangement, Correvio acquired, and currently holds, all of Cardiome’s pre-transaction assets and assumed liabilities, excluding the Canadian business portfolio. Pursuant to the Arrangement, Cardiome shareholders received common shares, on a one-for-one ratio, of Correvio. Correvio obtained a substitution listing on the Nasdaq Stock Market and on the Toronto Stock Exchange (the “TSX”) and has succeeded to Cardiome’s reporting obligations in Canada and the United States.

1

OVERVIEW

Correvio is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. Correvio (formerly known as Cardiome Pharma Corp.) began as a research and development company based in Vancouver, British Columbia, Canada. In November 2013, we acquired Correvio LLC, a privately held pharmaceutical company headquartered in Geneva, Switzerland, and its subsidiaries, thereby acquiring the marketing rights to Aggrastat® outside of the United States. We then shifted our focus to become a specialty pharmaceutical company. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products, Aggrastat® (tirofiban hydrochloride) and Brinavess® (vernakalant IV). In addition, we have licensed the marketing rights to the following products: a pre-registration drug/device combination product, Trevyent® (treprostinil sodium); a European-approved antibiotic, Xydalba™ (dalbavancin); and a cephalosporin antibiotic, Zevtera®/Mabelio® (ceftobiprole medocaril sodium).

Aggrastat® is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in patients with Acute Coronary Syndrome. Aggrastat® is commercially available in markets outside of the United States and is currently registered and approved in more than 60 countries worldwide.

Brinavess® is a novel, atrial-preferential antiarrhythmic agent, which was approved in the European Union in September 2010 and is currently registered and approved in over 40 countries (not including the United States) for the rapid conversion of recent onset atrial fibrillation (“AF”) to sinus rhythm in adults, for non-surgery patients with AF of seven days or less and for use in post-cardiac surgery patients with AF of three days or less. Brinavess® is mentioned as a first-line therapy in the European Society of Cardiology (“ESC”) AF guidelines for the cardioversion of recent onset AF in patients with no, or minimal/moderate, structural heart disease.

Both Aggrastat® and Brinavess® are commercially available outside of the United States, through our own direct sales force within Europe as well as through our global distributor and partner network in the Middle East, Latin America, Asia and Africa. We have a comprehensive global distributor and partner network that allows our products to be commercialized in many countries worldwide.

Xydalba™ was approved by the European Medicines Agency (the “EMA”) in February 2015 as a treatment for Acute Bacterial Skin and Skin Structure Infections (“ABSSSI”) in adults. Dalbavancin is commercialized under the trade name Xydalba™ in certain countries outside the United States and Dalvance® in the United States. We have launched Xydalba™ commercially in Germany, the United Kingdom, France, Ireland, Finland, Luxembourg, the Netherlands, Spain and Sweden.

Zevtera®/Mabelio® is a cephalosporin antibiotic for intravenous administration with rapid bactericidal activity against a wide range of Gram-positive and Gram-negative bacteria, including methicillin-susceptible and resistant Staphylococcus aureus (MSSA, MRSA) and susceptible Pseudomonas spp. Zevtera®/Mabelio® is currently approved for sale in 13 European countries and several non-European countries for the treatment of adult patients with community-acquired pneumonia (CAP) and hospital-acquired pneumonia (HAP), excluding ventilator-associated pneumonia (VAP). Zevtera®/Mabelio® is currently marketed in Germany, Italy, the United Kingdom, France, Austria, Spain and Switzerland.

Trevyent® is a development stage drug/device combination product that combines SteadyMed Ltd’s (“SteadyMed”) PatchPump™ technology, a drug delivery device, with treprostinil, a vasodilatory prostacyclin analogue to treat pulmonary arterial hypertension (“PAH”). PatchPump™ is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture. SteadyMed was acquired by United Therapeutics Corporation (“United Therapeutics”) on August 30, 2018. United Therapeutics controls the marketing, registration and regulatory approvals of Trevyent® in the United States.

2

In May 2015, we entered a commercialization agreement with AOP Orphan Pharma (“AOP”) to sell AOP’s cardiovascular products, Esmocard® and Esmocard Lyo® in Italy and France. In July 2019, Esmocard® and Esmocard Lyo® were transferred back to its licensor, Amomed Pharma GmbH. We no longer hold licensed marketing rights for Esmocard® and Esmocard Lyo®.

Aggrastat®

Aggrastat® contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor. Aggrastat® is indicated for the prevention of early myocardial infarction in adult patients presenting with acute coronary syndromes without ST elevation (“NSTE-ACS”) with the last episode of chest pain occurring within 12 hours and with electrocardiogram changes and/or elevated cardiac enzymes. Patients most likely to benefit from Aggrastat® treatment are those at high risk of developing myocardial infarction within the first three to four days after onset of acute angina symptoms including, for instance, those that are likely to undergo an early percutaneous coronary intervention (“PCI”). Aggrastat® is also indicated for the reduction of major cardiovascular events in patients with acute myocardial infarction (“STEMI”) intended for primary PCI. Aggrastat® is intended for use with acetylsalicylic acid (“ASA”) and unfractionated heparin. It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention), a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium) with or without the placement of a coronary stent. Aggrastat® is administered intravenously and has been on the market for many years.

In December 2017, we announced the signing of a license and distribution agreement with ZAO Firma Euroservice that will advance Aggrastat® towards registration and commercialization in Russia.

Applications for the extension of the indication statement for Aggrastat® are continuing worldwide. In January 2018, we announced a label expansion for Aggrastat® in China to include patients with STEMI. In addition, a high dose bolus regimen for Aggrastat® was approved in China.

On March 10, 2020, we announced that we entered into an exclusive agreement with Hong Kong Teson Pharma Limited (“Teson”) for the commercialization of Aggrastat®. The agreement covers the territories of mainland China (excluding Taiwan and Hong Kong) and Macau. Under the terms of the agreement, we received a one-time upfront payment of $3.0 million from Teson. We are eligible to receive up to an additional $0.5 million upon Teson’s first receipt of product, which is anticipated to occur in 2020. In exchange, Teson will receive exclusive rights to commercialize Aggrastat® in the agreed to territories, at its own cost and expense.

Brinavess®

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant (IV) with the U.S. Food and Drug Administration (“FDA”). In August 2008, the FDA notified Astellas that the application was approvable. After discussions between the FDA and Astellas, a confirmatory Phase 3 clinical trial (“ACT 5”) was initiated in October 2009 under a Special Protocol Assessment. In October 2010, a clinical hold was placed on the vernakalant IV program following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with AF who received vernakalant (IV). The ACT 5 study was terminated. In 2013, when sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the NDA for vernakalant (IV) were transferred to us from Merck Sharp & Dohme (“MSD”), we initiated discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States. Following completion of additional nonclinical studies in 2017, we proposed resubmission of the NDA based on six years of accumulated safety data from sales of Brinavess® in 33 countries, augmented by interim results from over 1,100 patients enrolled in a SPECTRUM post-authorization safety study (“PASS”) being conducted in Europe. In August 2017, we received the FDA’s Cardiovascular and Renal Products Division response indicating that they did not agree that the data supported NDA resubmission.

3

In April 2018, we announced the completion of enrollment of a 2,000-patient SPECTRUM PASS. This 2,000-patient observational study has collected information about patients receiving Brinavess®, to characterize the normal use and dosing of the product, and to provide better estimates of the incidence of medically significant health outcomes of interest.

In September 2018, we reported preliminary results of the study. Zero deaths were reported and safety outcomes of interest were observed in 0.8% (95% confidence interval: 0.5% - 1.4%) of cases. Over 70% (95% confidence interval: 68.1% - 72.2%) of AF episodes were successfully converted to sinus rhythm in a median time to conversion of 11 minutes. The full clinical study report has been completed. We plan to publish the data in 2020.

Following a request for a Type A meeting with the FDA, in June 2018, we received a written response from the FDA regarding the regulatory path forward. The FDA informed us that it would be permissible to resubmit the Brinavess® NDA and agreed that we may schedule a Pre-NDA meeting. In October 2018, we met with the FDA to discuss the content and format of the NDA resubmission.

On October 29, 2018, we announced that, pending approval of Brinavess® by the FDA, Brinavess® may qualify for up to a 5-year patent extension from the U.S. Patent and Trademark Office.

On June 24, 2019, we announced that we resubmitted an NDA to the FDA. On July 25, 2019, we announced that the FDA accepted for review our resubmitted NDA. The FDA assigned a target action date of December 24, 2019 under the Prescription Drug User-Fee Act (“PDUFA”). In its acceptance letter, the FDA stated that it planned to hold an advisory committee meeting to discuss the application.

On December 10, 2019, the FDA Cardiovascular and Renal Drugs Advisory Committee (“CRDAC”) met to review our resubmitted NDA and jointly voted that the benefit-risk profile was not adequate to support approval (Vote: 2 Yes to 11 No). While the FDA is not required to follow the CRDAC’s vote, the FDA considers the committee’s recommendations when making its decision. As a result of the vote, on December 11, 2019, we announced plans to explore strategic options to maximize stakeholder value. Potential strategic alternatives that were evaluated included an acquisition, merger, business combination or other strategic transaction involving the Company or our assets.

On December 24, 2019, we announced that we received a Complete Response Letter (“CRL”) from the FDA regarding our resubmitted NDA. The CRL stated that the FDA determined it cannot approve the Brinavess® NDA in its present form and provided recommendations needed for resubmission. In the CRL, the FDA stated that while the submitted data provides substantial evidence of Brinavess®’ effectiveness, the data do not provide reassuring evidence of Brinavess®’ safety. The FDA indicated that we will need to develop an approach to select patients who are at low risk of adverse cardiovascular reactions and that data from an additional, potentially uncontrolled, clinical study will be needed to assess Brinavess®’ cardiovascular risk in the selected patient population and to support an NDA resubmission. The FDA also stated that the risk of serious cardiovascular adverse reactions will need to be much less than 1% in the selected patient population. We requested a meeting with the FDA on March 18, 2020 to discuss the design and specifics of a potential study to address the FDA’s concerns. We expect to have this meeting in the second quarter of 2020.

4

We do not plan on pursuing any further development of the vernakalant (oral) program.

Rest of World (Outside North America)

In April 2009, we entered into two collaboration and license agreements (the “Collaboration Agreements”) with MSD for the development and commercialization of vernakalant. The Collaboration Agreements provided an affiliate of MSD with exclusive rights outside of North America to vernakalant (IV).

Under the terms of the Collaboration Agreements, MSD paid us an initial fee of $60 million. In addition, we were eligible to receive up to an additional $200 million in payments, of which we received $45 million. In July 2009, MSD submitted a Marketing Authorization Application (“MAA”) to the EMA seeking marketing approval for vernakalant (IV) in the European Union. In September 2010, vernakalant (IV) received marketing approval under the trade name Brinavess® in the European Union, Iceland and Norway. After receipt of marketing approval, MSD began its commercial launch of Brinavess® in a number of European countries.

In September 2012, MSD gave notice to us of its termination of the Collaboration Agreements. In April 2013 we assumed responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) and in September 2013 we completed the transfer of commercialization responsibility for Brinavess® in the European Union and of the responsibility to complete the post-marketing study for Brinavess®.

In December 2014, Eddingpharm (Asia) Macao Commercial Offshore Limited (“Eddingpharm”) acquired rights to develop and commercialize Brinavess® in China, Taiwan, Macau and Hong Kong. Eddingpharm is responsible for any clinical trials and regulatory approvals required to commercialize Brinavess® in the countries covered by the agreement. In May 2018, Eddingpharm enrolled its first patient in a Phase 3 clinical study evaluating Brinavess®. Approximately 240 patients were expected to be enrolled at an estimated 30 clinical trial sites in China. Eddingpharm has placed this trial on hold pending discussion of path forward with the Chinese Food and Drug Administration’s Center for Drug Evaluation. In August 2018, Brinavess® was selected by the China Food and Drug Administration’s Center for Drug Evaluation as one of 48 therapies assessed as “clinically urgently needed new drugs” and consequently, potentially eligible for priority review.

In January and March 2016, we filed MAAs with the Kingdom of Saudi Arabia’s Saudi Food and Drug Authority and the United Arab Emirates’ (“UAE”) Ministry of Health, respectively, seeking approval of Brinavess®. In 2018, the MAA was approved in the UAE.

In November 2017, we announced the launch of Brinavess® in South Africa. In February 2018, our partner ATCO Laboratories Ltd. filed an MAA in Pakistan seeking approval of Brinavess®.

In August 2018, we announced results from a clinical survey assessing patients with acute AF in Belgian hospitals demonstrating reduced hospitalization in patients treated with Brinavess®. As a result of these data, Brinavess® received reimbursement approval from the National Institute for Health and Disability Insurance in Belgium.

Xydalba™

In May 2016, we announced the execution of an exclusive license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded Dalvance® in the United States, where it is marketed by Allergan, and XydalbaTM in the rest of the world) in the United Kingdom, Germany, France, Denmark, Iceland, Finland, Malta, Norway, Sweden, Belgium, the Netherlands, Luxemburg, Ireland and Switzerland. XydalbaTM fits our commercial footprint as a differentiated, specialty in-hospital drug. In December 2016, we initiated the launch of Xydalba™ in the United Kingdom and Germany, and in February 2017, we initiated the launch of Xydalba™ in France. In June 2017, we announced that we entered into a license and distribution agreement with Tzamal Medical Ltd. to advance the commercialization of XydalbaTM in Israel. In October 2017, we initiated the launch of Xydalba™ in Sweden, Finland and the Republic of Ireland.

5

Xydalba™ is a second generation, semi-synthetic lipoglycopeptide. Xydalba™ is the first and only IV antibiotic approved in Europe for the treatment of ABSSSI with a single dose regimen of 1500 mg administered over 30 minutes or a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes. This dosing regimen makes it possible to treat patients with ABSSSI in an outpatient setting with 100% compliance, avoiding hospitalization or potentially allowing earlier discharge, without compromising efficacy. Xydalba™ demonstrates bactericidal activity in vitro against a range of gram-positive bacteria, such as Staphylococcus aureus (including methicillin-resistant, also known as MRSA, strains) and Streptococcus pyogenes, as well as certain other staphylococcal and streptococcal species.

Zevtera®/Mabelio®

In September 2017, we entered into a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”), for the rights to commercialize Zevtera®/Mabelio® (ceftobiprole medocaril sodium) in 34 European countries and Israel. Zevtera®/Mabelio® is a cephalosporin antibiotic for intravenous administration with rapid bactericidal activity against a wide range of gram-positive and gram-negative bacteria, including methicillin-susceptible and resistant Staphylococcus aureus (MSSA, MRSA) and susceptible Pseudomonas spp. Zevtera®/Mabelio® is currently approved for sale in 13 European countries and several non-European countries for the treatment of adult patients with community-acquired pneumonia (CAP) and hospital-acquired pneumonia (HAP), excluding ventilator-associated pneumonia (VAP). As consideration for the rights and licenses granted, we made an upfront payment of CHF 5.0 million ($5.2 million) to Basilea. Additional payments may be due to Basilea upon the achievement of various milestones and the achievement of pre-determined levels of annual net sales.

Trevyent®

In June 2015, we entered into an exclusive license and supply agreement (the “License Agreement”) with SteadyMed to commercialize the development-stage product Trevyent® (treprostinil) in Europe and the Middle East. Pursuant to the License Agreement, SteadyMed granted us an exclusive royalty-bearing license to register and commercialize Trevyent® in Europe and the Middle East if Trevyent® is approved for the treatment of PAH. Under the License Agreement, SteadyMed will receive up to $12.3 million in connection with regulatory and sales milestones, including an upfront payment of $3 million.

PAH is a medical condition affecting the heart and lungs. People who have PAH develop high blood pressure (hypertension) in the arteries of their lungs (the pulmonary arteries). PAH worsens over time and is life-threatening because the pressure in a patient’s pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as Remodulin® (treprostinil sodium), the market-leading prostacyclin PAH therapy.

Trevyent® is a development stage drug/device combination product that combines SteadyMed’s PatchPump™ technology with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump™ is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

In January 2016, we announced that the EMA approved our request to review Trevyent® under the Centralised Authorisation Procedure drug review process. This procedure results in a single marketing authorization that is valid in all 28 European Union countries and three European Economic Area countries.

6

In April 2017, we announced that SteadyMed completed a successful clinical study of Trevyent®. The study enrolled 60 healthy adult volunteers in an in-clinic setting designed to examine the performance of the PatchPump™ used by Trevyent®. The goals of the study were to evaluate the safety and performance functions of the PatchPump™ delivery system as well as the tolerability of the on-body application of the product. According to SteadyMed, the results indicated that the PatchPump™ devices performed as intended in all categories of evaluation, including dose accuracy and precision.

In July 2017, we announced that SteadyMed submitted an NDA to the FDA for Trevyent® in the United States. On August 31, 2017, SteadyMed announced that they received a Refusal to File (“RTF”) letter from the FDA relating to the NDA. In December 2017, SteadyMed announced that they had reached agreement with the FDA on the work necessary to resubmit its NDA. SteadyMed was acquired by United Therapeutics on August 30, 2018. United Therapeutics resubmitted the NDA to the FDA in June 2019. The FDA accepted the NDA for review with a PDUFA target action date of April 27, 2020. On February 26, 2020, United Therapeutics announced their full year 2019 financial statements. These statements included updates on interactions with the FDA and stated that United Therapeutics had received a mid-cycle information request from the FDA noting several deficiencies in the Trevyent® NDA. United Therapeutics confirmed that they had provided written responses to the FDA addressing these deficiencies in hopes of preserving the current PDUFA date; however, based on their recent discussions with the FDA, United Therapeutics stated that it believed the PDUFA date could be extended beyond April 2020, and/or the FDA may issue a complete response letter if the FDA was not satisfied with United Therapeutics’ responses to the FDA’s comments. Subject to U.S. progress, we plan to submit regulatory filings for Trevyent® in Europe in 2021.

Product Portfolio

The following table summarizes our portfolio of products and product candidates:

Program	Stage of Development
Aggrastat® outside of the United States	Approved in more than 60 countries worldwide.
Brinavess® outside of the United States	Approved in approximately 40 countries worldwide, including those in the European Union.

Brinavess™ United States	On clinical hold. In December 2019, CRL received for resubmitted NDA stating that the FDA could not approve the NDA in its present form.
Xydalba™	Centrally approved in the European Union. MAA filed in Switzerland and pre-registration in the Middle East.
Zevtera®/Mabelio®	Approved in 13 European countries and several non-European countries.
Trevyent®	Pre-registration worldwide. NDA resubmitted by SteadyMed to the FDA in June 2019. FDA acceptance of the resubmitted NDA in September 2019 for review with a PDUFA date of April 2020.

7

CORPORATE UPDATE

Proposed Arrangement with ADVANZ PHARMA

Further to the Company’s plans to explore strategic options to maximize stakeholder value, at the direction of the Company’s Board of Directors, Piper Sandler & Co. commenced their initial outreach to prospective bidders on January 7, 2020 and sent process letters to 80 potential bidders in connection with a sale process targeted at canvassing selected potential buyers about their interest in pursuing an acquisition transaction involving the Company, of which 32 executed non-disclosure agreements in order to pursue further discussions with the Company. Such parties were given access to the virtual data room established by the Company.

On March 15, 2020, the Company entered into an arrangement agreement (the “ADVANZ Arrangement Agreement”) with ADVANZ PHARMA Corp. Limited (“ADVANZ PHARMA”) and Mercury Pharma Group Limited (“Mercury”), pursuant to which ADVANZ PHARMA’s wholly-owned subsidiary Mercury has agreed to acquire all of the issued and outstanding common shares of Correvio by way of a court approved plan of arrangement under the CBCA (the “Proposed Arrangement”). The total purchase price of the transaction is approximately $76 million, which includes the repayment of Correvio’s outstanding debt of approximately $48 million. Under the terms of the Proposed Arrangement, ADVANZ PHARMA will be paying $0.42 per common share of Correvio (the “Consideration”), subject to applicable withholdings. ADVANZ PHARMA intends to pay for the acquisition of Correvio with cash on hand.

As part of the transaction, (i) each holder of an in-the-money share purchase option of Correvio that is outstanding immediately prior to the effective time of the Proposed Arrangement will be acquired for cancellation in consideration for a cash payment equal to the product obtained by multiplying the amount by which the Consideration exceeds the exercise price per share of such in-the-money option by the number of shares underlying such option, subject to applicable withholdings; (ii) each holder of a restricted share unit or phantom share unit of Correvio that is outstanding immediately prior to the effective time will be acquired for cancellation for a cash payment equal to the Consideration, subject to applicable withholdings; and (iii) all out-of-the-money share purchase options of Correvio will be cancelled for no consideration.

A meeting of Correvio securityholders will be held no later than May 20, 2020 for such securityholders to consider and, if deemed advisable, approve the Proposed Arrangement. Closing is subject to obtaining such securityholder approval, obtaining an interim and final order approving the transaction from the Supreme Court of British Columbia, and certain other customary conditions as set out in the ADVANZ Arrangement Agreement.

Each of Correvio, Mercury and ADVANZ have provided representations and warranties customary for a transaction of this nature and Correvio has provided customary interim period covenants regarding the operation of its business in the ordinary course during such period. In addition, Correvio has agreed to certain non-solicitation covenants and has agreed to pay a termination fee of $3.5 million in the event that it accepts a superior proposal, changes its recommendation that Correvio securityholders vote in favour of the transaction or in certain other circumstances, subject to certain customary exceptions.

In connection with the transaction and subject to closing, Correvio will apply to have its shares delisted from the TSX and Nasdaq and Correvio will cease to be a reporting issuer under Canadian and U.S. securities law.

The Board of Directors unanimously approved the transaction, which remains subject to approval by Correvio securityholders. The Board of Directors received an opinion from its financial advisor, Piper Sandler & Co., that subject to the assumptions and limitations contained therein, the transaction is fair, from a financial point of view, to the shareholders.

The foregoing description of the Proposed Arrangement is qualified in all respects by the full text of the ADVANZ Arrangement Agreement. A copy of the ADVANZ Arrangement Agreement, which appends a copy of the plan of arrangement, is available on Correvio’s SEDAR profile at www.sedar.com. Further details regarding the Proposed Arrangement will be set out in Correvio’s management information circular, which will be made available on Correvio’s SEDAR prior to the meeting of Correvio securityholders.

Assumption and Assignment Agreement and Exclusive Supply Agreement with Teson

On March 10, 2020, we announced that we entered into an exclusive agreement with Teson for the commercialization of Aggrastat®. The agreement covers the territories of mainland China (excluding Taiwan and Hong Kong) and Macau. Under the terms of the agreement, we received a one-time upfront payment of $3.0 million from Teson. We are eligible to receive up to an additional $0.5 million upon Teson’s first receipt of product, which is anticipated to occur in 2020. In exchange, Teson will receive exclusive rights to commercialize Aggrastat® in the agreed to territories, at its own cost and expense.

8

Arrangement Agreement with Cipher

On March 19, 2018, we entered into the Arrangement Agreement with Cipher and Cardiome. Pursuant to the Arrangement, among other steps and procedures, the following transactions occurred:

•	All of Cardiome’s outstanding common shares were assigned and transferred to us in exchange for our common shares. Following the completion of the share exchange, each of Cardiome’s shareholders holds the same pro rata interest in us as they held in Cardiome immediately prior to such share exchange.
•	All of Cardiome’s assets and liabilities, other than the Canadian business portfolio and Canadian income tax losses acquired by Cipher, were transferred to and assumed by us.

On May 9, 2018, we received shareholder approval in favor of the Arrangement. The consolidated financial statement information for all periods presented herein include the consolidated operations of Cardiome until May 15, 2018 and the operations of Correvio thereafter. For accounting purposes, the consolidated financial statement information includes the consolidated historical operations and changes in the consolidated financial position of Cardiome to May 15, 2018 and those of Correvio thereafter.

Amendment to the Term Loan Agreement with CRG-Managed Funds

On May 11, 2017, we amended the terms of our term loan agreement (the “first amendment”) with CRG-managed funds (the “CRG Term Loan”). Under the terms of the amended agreement, up to $50.0 million is available to us consisting of four tranches bearing interest at 13% per annum. The first tranche of $20.0 million was drawn on June 13, 2016 when we entered into the original term loan agreement and was used to extinguish long-term debt and for general corporate purposes. A second tranche of $10.0 million was drawn on the date of the first amendment. A third tranche of $10.0 million was drawn on August 8, 2017. The fourth tranche was never drawn. The loan matures on March 31, 2022. Under the terms of the agreement, an interest-only period is provided such that principal repayment begins in June 2020.

Under the first amendment, interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at our option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan, including any paid in-kind interest, will be payable to CRG. During the year ended December 31, 2019, we accrued in-kind interest of $1.7 million.

In consideration for the first amendment, 700,000 warrants with a strike price of $4.00 per common share were issued to CRG as of the date of the first amendment. The warrants may also be exercised on a “net” or “cashless” basis and have a term of 5 years.

We are required to meet certain annual revenue covenants, starting with the year ending December 31, 2016. If the revenue covenants are not met, we may exercise a cure right within 90 days of year-end by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and our revenue. The cash received from the cure right would be used to repay the principal.

On March 27, 2018, we amended the annual revenue covenants (the “second amendment”) under the CRG Term Loan. In consideration for the second amendment, we issued 800,000 warrants with a strike price of $2.50 per common share to CRG as of the date of the second amendment. The warrants may also be exercised on a “net” or “cashless” basis and have a term of 5 years.

9

On May 15, 2018, the CRG Term Loan was amended in connection with the Arrangement; the borrower named in the CRG Term Loan was amended from Cardiome to Correvio.

On March 11, 2019, we announced that CRG provided us with an additional credit facility of $10.0 million, to be drawn at our discretion, in increments of $2.5 million through September 30, 2019, subject to the achievement of certain revenue and market capitalization requirements. The facility bore interest at 13% per annum and carried the same terms and conditions as the CRG Term Loan. No funds were drawn under the additional credit facility.

On December 17, 2019, we further amended the CRG Term Loan, such that certain product rights could be sold. Upon receiving proceeds from the sale of these product rights, on March 9, 2020, we made a repayment of $2.0 million to CRG, of which $1.8 million related to a prepayment of principal, $0.1 million related to the back-end facility fee of 8% applicable to the prepayment, and $0.1 million related to interest expense and prepayment fees.

During the first quarter of 2020, we entered into an agreement with CRG to amend certain covenants related to the CRG Term Loan, including the annual revenue covenant. As a result of the retrospective amendment to the annual revenue covenant, we were in compliance with all covenants for the year ended December 31, 2019.

We are also required to meet an ongoing minimum liquidity covenant. As part of the amendment in the first quarter of 2020 described above, the minimum liquidity covenant was also amended. As of the date of this MD&A, we are in compliance with the amended minimum liquidity covenant.

At Market Issuance Sales Agreement with B. Riley FBR, Inc.

On July 10, 2018, we filed a prospectus supplement pertaining to sales under an at market issuance sales agreement (the “BRFBR Sales Agreement”) with B. Riley FBR, Inc. (“BRFBR”). Under the terms of the BRFBR Sales Agreement, we could offer and sell, from time to time, through at-the-market offerings, our common shares having an aggregate value of up to $30.0 million, subject to a maximum of $13.0 million or 4,333,333 common shares that could be offered and sold under such prospectus supplement. During the first quarter of 2019, we sold 2,970,781 common shares under the BRFBR Sales Agreement for gross proceeds of $6.3 million. We completed the sale of all common shares qualified under the prospectus supplement. On March 1, 2019, we sent a letter to BRFBR terminating the BRFBR Sales Agreement, effective March 12, 2019. The net proceeds were used in connection with the NDA filing for Brinavess®, as well as for business development and general corporate purposes.

At Market Issuance Sales Agreement with Cantor Fitzgerald & Co.

On March 13, 2019, we filed a prospectus supplement pertaining to sales under an at market issuance sales agreement (the “Cantor Sales Agreement”) with Cantor Fitzgerald & Co. Under the terms of the Cantor Sales Agreement, we could offer and sell, from time to time, through at-the-market offerings, our common shares having an aggregate value of up to $50.0 million, subject to a maximum of $12.0 million that could be offered and sold under such prospectus supplement. During the year ended December 31, 2019, we sold 6,932,063 common shares under the Cantor Sales Agreement for gross proceeds of $7.5 million, of which $0.7 million was recorded as accounts receivable at December 31, 2019 and collected subsequent to year-end. Subsequent to the year ended December 31, 2019, we sold 10,777,186 common shares for gross proceeds of $4.5 million. We completed the sale of all common shares qualified under the prospectus supplement. A portion of the net proceeds was used for the NDA filing for Brinavess® and we intend to use the remaining net proceeds for preparations for future launches, business development opportunities and general corporate purposes.

10

Underwritten Public Offering

On August 7, 2019, we closed an underwritten public offering (the “Offering”) of 9,200,000 common shares at a price of $1.50 per common share, for aggregate gross proceeds of $13.8 million, before deducting the underwriting commission and estimated Offering expenses payable by us.  The number of common shares issued included the exercise in full of the underwriter’s over-allotment option to purchase an additional 1,200,000 common shares on the same terms and conditions.

The following table sets out a comparison of how we intended to use the proceeds from the Cantor Sales Agreement and the Offering against how we actually used the proceeds following the respective closing dates.

Intended Use of Proceeds	Actual Use of Proceeds
The preparations for future product launches, the NDA filing for Brinavess®, working capital and general corporate purposes, including funds needed to meet our minimum liquidity requirements under the CRG Term Loan, and potential business development opportunities.

During the year ended December 31, 2019, we incurred $4.5 million of costs related to the NDA filing for Brinavess®, and $0.5 million of costs related to potential business development opportunities. The remaining net proceeds of $13.7 million from the Cantor Sales Agreement and the Offering have been used for working capital and general corporate purposes, including funds needed to meet our minimum liquidity requirements under the CRG Term Loan.

Securities Class Action Complaint

On December 12, 2019, a putative securities class action complaint was filed against us and certain of our current and past officers (collectively “the Defendants”) in the United States District Court for the Southern District of New York. The Court appointed co-lead plaintiffs on February 25, 2020. The complaint purports to be on behalf of investors who purchased or otherwise acquired Correvio securities during the period from October 23, 2018 to December 5, 2019, inclusive (the “Class Period”), and were damaged thereby.

The complaint alleges, among other things, that we made materially false and misleading statements and omissions regarding our business, operational and compliance policies. Specifically, the complaint alleges that we made false and/or misleading statements and/or failed to disclose that data supporting the resubmitted NDA for Brinavess® did not minimize the significant health and safety issues observed in connection with the drug’s original NDA and that the foregoing substantially diminished the likelihood that the FDA would approve the resubmitted NDA, which purportedly artificially inflated the market value of our securities. An amended complaint is due on May 1, 2020.

11

The plaintiffs have not specified an amount of alleged damages in the action. Because this action is in the early stages, the possible loss or range of losses, if any, arising from the litigation cannot be estimated. We believe that the claims asserted in the complaint are without merit and intend to defend the lawsuit vigorously.

Nasdaq Notification Regarding Deficiencies in Minimum Bid Price and Market Value of Listed Securities

On January 24, 2020, the Nasdaq Stock Market LLC (“Nasdaq”) sent us a notification letter stating that we were not in compliance with the minimum bid price per share for our ordinary shares. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of our common shares for the 30 consecutive business days from December 10, 2019, we no longer meet the minimum bid price requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until July 22, 2020, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, our common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event that we do not regain compliance by July 22, 2020, we may be eligible for additional time to regain compliance or may face delisting.

On January 27, 2020, Nasdaq sent us a notification letter stating that we were not in compliance with the minimum market value requirements set forth in the Nasdaq Listing Rules. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum market value of US$35 million, and Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet the market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on our market value for the 30 consecutive business days from December 10, 2019 to January 24, 2020, we no longer meet the minimum market value requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), we have been provided 180 calendar days, or until July 27, 2020, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, our market value must exceed US$35 million for a minimum of 10 consecutive business days. In the event that we do not regain compliance by July 27, 2020, we may be eligible for additional time to regain compliance or may face delisting.

The notification letters do not impact our listing on the Nasdaq Capital Market at this time. We intend to monitor the closing bid price between now and July 22, 2020 and the market value of our common shares between now and July 27, 2020 and intend to cure the deficiencies within the prescribed compliance periods. We expect that our common shares will continue to be listed and trade on the Nasdaq Capital Market during these compliance periods. Our business operations are not affected by the receipt of the notification letters. We are also listed on the Toronto Stock Exchange and the notification letters do not affect our compliance status with such listing.

12

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated data for the years ended December 31, 2019, 2018 and 2017 as follows:

(In thousands of U.S. dollars, except per share amounts)	2019	2018	2017
Statement of operations data:
Revenue	$32,634	$28,674	$24,008
Operating loss	(27,289)	(26,341)	(22,979)
Net loss	(35,184)	(16,579)	(29,811)
Loss per common share – basic and diluted	$(0.79)	$(0.47)	$(0.90)
Balance sheet data:
Cash and cash equivalents	$13,299	$15,596	$22,081
Total assets	58,893	59,637	66,812
Current portion of long-term debt, net of unamortized debt issuance costs	17,688	—	—
Long-term debt, net of unamortized debt issuance costs	27,238	41,517	40,000

RESULTS OF OPERATIONS – 2019

Year ended December 31, 2019 compared to year ended December 31, 2018

We recorded a net loss of $35.2 million (basic loss per share of $0.79) for the year ended December 31, 2019, compared to a net loss of $16.6 million (basic loss per share of $0.47) for the year ended December 31, 2018. The increase in net loss was due to the recognition of a one-time gain of $18.5 million in 2018 on the disposition of the Canadian business portfolio pursuant to the Arrangement.

Revenue

Revenue is earned through the sale of our commercialized products. Revenue may fluctuate between periods based on the timing of large and infrequent distributor orders. These distributor orders may impact both quarterly and annual revenue figures, and the related variance compared to prior periods, because a large order may comprise a relatively large proportion of the period’s total revenue. As a result, changes in revenues on a period-to-period basis may not provide a clear indication of actual sales trends.

Revenue for the year ended December 31, 2019 was $32.6 million compared to revenue of $28.7 million for the year ended December 31, 2018. The increase in revenue was primarily due to an increase in sales of our antibiotic products (XydalbaTM and Zevtera®/Mabelio®) partially offset by a decrease in sales of our cardiology products (Aggrastat® and Brinavess®). For the year ended December 31, 2019, revenue from our cardiology products was $19.3 million and revenue from our antibiotic products was $13.3 million. For the year ended December 31, 2018, revenue from our cardiology products was $22.5 million and revenue from our antibiotic products was $6.2 million.

Gross Margin

Gross margin for the year ended December 31, 2019 was 69.9% compared to 71.1% for the year ended December 31, 2018. The fluctuation in gross margin was primarily due to changes in product mix as we had a higher percentage of revenues from our antibiotic products during the year ended December 31, 2019. Additionally, we recognized $1.5 million of deferred licensing revenue upon the termination of a distributor agreement in December 2018. Our gross margin for the year ended December 31, 2018 would have been lower without this licensing revenue.

13

Selling, General & Administration Expense

Selling, general and administration (“SG&A”) expense for the year ended December 31, 2019 was $46.3 million compared to $42.6 million for the year ended December 31, 2018. The increase in SG&A expense was due to higher regulatory and medical costs associated with the NDA resubmission of Brinavess® as well as higher stock-based compensation expense. These were partially offset by the one-time transaction costs associated with the Arrangement, which took place in the second quarter of 2018.

Interest Expense

Interest expense was $7.5 million for the year ended December 31, 2019, compared to $6.0 million for the year ended December 31, 2018. The increase was due to interest being accrued on a higher long-term debt principal amount under the CRG Term Loan as well as an increase in the accretion of our long-term debt under the effective interest method which is recorded as interest expense. During the year ended December 31, 2019, we accrued in-kind interest of $1.7 million.

RESULTS OF OPERATIONS – 2018

Year ended December 31, 2018 compared to year ended December 31, 2017

We recorded a net loss of $16.6 million (basic loss per share of $0.47) for the year ended December 31, 2018 compared to a net loss of $29.8 million (basic loss per share of $0.90) for the year ended December 31, 2017. The decrease in net loss was due primarily to the gain of $18.5 million that we recognized on the disposition of the Canadian business portfolio to Cipher pursuant to the Arrangement, partially offset by an increase in our SG&A expense.

Revenue

Revenue for the year ended December 31, 2018 was $28.7 million compared to revenue of $24.0 million for the year ended December 31, 2017. The increase in revenue was primarily attributable to the commercial rollout of XydalbaTM and sales of Zevtera®/Mabelio®, which we acquired from Basilea in September 2017. Additionally, we recognized $1.5 million of deferred licensing revenue upon the termination of a distributor agreement in December 2018.

For the year ended December 31, 2018, revenue from our cardiology products was $22.5 million and revenue from our antibiotic products was $6.2 million. For the year ended December 31, 2017, revenue from our cardiology products was $22.8 million and revenue from our antibiotic products was $1.2 million.

Gross Margin

Gross margin for the year ended December 31, 2018 was 71.1% compared to 71.8% for the year ended December 31, 2017. The fluctuation in gross margin was primarily due to changes in product mix as we had a higher percentage of revenues from our antibiotic products during the year ended December 31, 2018. Additionally, we recognized $1.5 million of deferred licensing revenue upon the termination of a distributor agreement in December 2018. Our gross margin for the year ended December 31, 2018 would have been lower without this licensing revenue.

14

Selling, General & Administration Expense

SG&A expense for the year ended December 31, 2018 was $42.6 million compared to $36.7 million for the year ended December 31, 2017. The increase in SG&A expense was due to business development and transaction costs in connection with the Arrangement, as well as expansion of our direct sales force in Europe related to the launch of our antibiotic products, XydalbaTM and Zevtera®/Mabelio®.

Interest Expense

Interest expense was $6.0 million for the year ended December 31, 2018 compared to $5.7 million for the year ended December 31, 2017. The slight increase was due to interest being accrued on a higher long-term debt principal amount.

Gain on Disposal of Canadian Operations

In the second quarter of 2018, we recognized a gain of $18.5 million from the disposition of our Canadian business portfolio to Cipher pursuant to the Arrangement.

15

RESULTS OF OPERATIONS - FOURTH QUARTER (UNAUDITED)

(in thousands of U.S. dollars, except share and per share amounts)	Three Months Ended December 31
	2019	2018
Revenue
Product and royalty revenue	$11,325	$7,394
Licensing and other fees	—	1,552
	11,325	8,946
Cost of goods sold	2,899	1,896
	8,426	7,050
Expenses
Selling, general and administration	11,327	9,859
Amortization costs	997	982
	12,324	10,841

Operating loss	(3,898)	(3,791)

Other expense:
Interest expense	(1,913)	(1,561)
Other expense	(155)	(297)
Foreign exchange gain (loss)	1,132	(895)
	(936)	(2,753)

Loss before income taxes	(4,834)	(6,544)
Income tax (expense) recovery	(107)	102
Net loss	$(4,941)	$(6,442)

Other comprehensive loss:
Foreign currency translation adjustments	(33)	11
Comprehensive loss	$(4,974)	$(6,431)
Loss per share – basic and diluted	$(0.10)	$(0.18)
Weighted average number of common shares Basic and diluted	51,009,162	36,096,506

Revenue for the three months ended December 31, 2019 was $11.3 million compared to $8.9 million for the three months ended December 31, 2018. The increase was primarily due to an increase in the sale of our antibiotic products, partially offset by lower sales of our cardiology products. Additionally, we recognized $2.9 million of distributor orders which were expected to be shipped in the third quarter of 2019, but due to logistical constraints were not completed until the fourth quarter. This was partially offset by $1.5 million of deferred licensing revenue that we recognized in the fourth quarter of 2018 upon the termination of a distributor agreement.

SG&A expense for the three months ended December 31, 2019 was $11.3 million compared to $9.9 million for the three months ended December 31, 2018. The increase was primarily due to higher regulatory and medical costs associated with the NDA resubmission of Brinavess® and higher stock-based compensation expense, partially offset by the reversal of a contingent liability to the Italian medicine authorities following a favorable ruling along with lower payroll-related accruals.

16

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2019. The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

(In thousands of U.S. dollars except per share amounts)	Three months ended
	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019

Revenue	$ 11,325	$ 6,669	$ 7,389	$ 7,251
Cost of goods sold	2,899	2,274	2,413	2,241
Selling, general and administration	11,327	11,186	12,615	11,191
Interest expense	1,913	1,997	1,912	1,690
Net loss	(4,941)	(10,778)	(10,469)	(8,996)
Loss per share – basic and diluted	(0.10)	(0.23)	(0.26)	(0.23)

(In thousands of U.S. dollars except per share amounts)	Three months ended
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018

Revenue	$ 8,946	$ 7,007	$ 6,178	$ 6,543
Cost of goods sold	1,896	2,135	1,962	2,301
Selling, general and administration	9,859	9,186	12,631	10,902
Interest expense	1,561	1,686	1,667	1,063
Gain on disposal of Canadian Operations	-	-	18,489	-
Net income (loss)	(6,442)	(7,105)	5,428	(8,460)
Earnings (loss) per share – basic and diluted	(0.18)	(0.20)	0.16	(0.24)

Variations in our revenue, expense and net loss for the periods above resulted primarily from the following factors:

17

In the second quarter of 2018, we had a net income of $5.4 million, or a basic earnings per share of $0.16. The net income was due to a gain of $18.5 million that we recognized on the disposition of our Canadian business portfolio to Cipher pursuant to the Arrangement. This gain was offset by an increase in SG&A due to business development and transaction costs associated with the Arrangement of approximately $1.8 million.

In the third quarter of 2018, we had a net loss of $7.1 million, or a basic loss per share of $0.20. The $12.5 million decrease in net income from the prior quarter was due to the one-time gain on disposition of our Canadian business portfolio that we recognized in the second quarter of 2018. This was offset by an increase in revenues and a decrease in SG&A in the third quarter of 2018 due to non-recurring business development and transaction costs associated with the Arrangement incurred in the second quarter of 2018.

In the fourth quarter of 2018, our net loss decreased by approximately $0.7 million to $6.4 million, or a basic loss per share of $0.18. The decrease in net loss from the prior quarter was primarily due to higher revenues and higher gross margin. We recognized $1.5 million of deferred licensing revenue upon the termination of a distributor agreement in December 2018.

In the first quarter of 2019, our net loss increased by approximately $2.6 million to $9.0 million, or a basic loss per share of $0.23. The increase in net loss from the prior quarter was due to lower revenues and an increase in SG&A. Our revenues were lower in the first quarter of 2019 due to a one-time $1.5 million amount of deferred licensing revenue recognized in the prior quarter. Additionally, our SG&A was higher due to an increase in stock-based compensation expense and higher regulatory expenses.

In the second quarter of 2019, our net loss increased by approximately $1.5 million to $10.5 million, or a basic loss per share of $0.26. The increase in net loss from the prior quarter was due to an increase in SG&A due to higher regulatory and medical costs associated with the NDA resubmission of Brinavess®.

In the third quarter of 2019, our net loss increased by approximately $0.3 million to $10.8 million, or a basic loss per share of $0.23. The increase in the net loss from the prior quarter was due to a decrease in revenues and higher foreign exchange losses partially offset by a decrease in SG&A expense.

In the fourth quarter of 2019, our net loss decreased by approximately $5.9 million to $4.9 million, or a basic loss per share of $0.10. The decrease in net loss from the prior quarter was due to higher revenues and foreign exchange gains. We recognized $2.9 million of distributor orders which were expected to be shipped in the prior quarter, but due to logistical constraints were not completed until the fourth quarter. Additionally, the weakening of the U.S. dollar against the Euro had a positive foreign exchange impact resulting in a $1.1 million foreign exchange gain.

18

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash flow generated from sales of our products, the issuance of common shares, and debt financing.

Cash Flows

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the year ended December 31
	2019	2018	2017
Cash used in operating activities	$ (27,075)	$ (25,779)	$ (24,823)
Cash provided by (used in) investing activities	215	14,106	(5,234)
Cash provided by financing activities	24,637	5,375	24,401
Effect of foreign exchange rate on cash, cash equivalents, and restricted cash	(103)	(313)	532
Net decrease in cash, cash equivalents, and restricted cash	$ (2,326)	$ (6,611)	$ (5,124)

At December 31, 2019, we had $15.2 million in cash, cash equivalents and restricted cash, compared to $17.6 million at December 31, 2018. The decrease in cash, cash equivalents, and restricted cash for the year ended December 31, 2019 was mainly attributable to $27.1 million of cash used in operating activities offset by $24.6 million in cash provided by financing activities.

Cash used in operating activities for the year ended December 31, 2019 was $27.1 million, an increase of $1.3 million from $25.8 million for the year ended December 31, 2018. The increase in cash used was primarily due to the timing of our accounts receivable.

Cash provided by investing activities for the year ended December 31, 2019 was $0.2 million, a decrease of $13.9 million from $14.1 million for the year ended December 31, 2018. During the year ended December 31, 2019, we received the final instalment payments of $0.4 million from Cipher, partially offset by purchases of property and equipment. During the year ended December 31, 2018, we received $19.1 million in cash from Cipher, pursuant to the Arrangement. This was partially offset by a milestone payment we made to Allergan of $4.5 million and purchases of property and equipment.

Cash provided by financing activities for the year ended December 31, 2019 was $24.6 million, an increase of $19.2 million from $5.4 million for the year ended December 31, 2018. Cash provided by financing activities for the year ended December 31, 2019 consisted of net proceeds received from shares issued under the BRFBR Sales Agreement of $6.2 million, net proceeds received from shares issued under the Cantor Sales Agreement of $6.3 million, and net proceeds from the Offering of $12.4 million. Cash provided by financing activities for the year ended December 31, 2018 was $5.4 million, the majority of which related to net proceeds received from shares issued under the BRFBR Sales Agreement.

Cash used in operating activities for the year ended December 31, 2018 was $25.8 million, an increase of $1.0 million from $24.8 million for the year ended December 31, 2017. The increase in cash used was due to an increase in SG&A due to business development and transaction costs associated with the Arrangement and unrealized foreign exchange, partially offset by an increase in revenues and a decrease in inventory levels.

19

Cash provided by investing activities for the year ended December 31, 2018 was $14.1 million. As part of the Arrangement, we received $18.7 million in cash during the second quarter of 2018. This was partially offset by a milestone payment we made to Allergan of $4.5 million in the second quarter of 2018. Cash used in investing activities for the year ended December 31, 2017 was $5.2 million related to the execution of a distribution and license agreement with Basilea for the rights to commercialize Zevtera®/Mabelio®.

Cash provided by financing activities for the year ended December 31, 2018 was $5.4 million, the majority of which related to net proceeds received from shares issued under the BRFBR Sales Agreement. Cash provided by financing activities for the year ended December 31, 2017 was $24.4 million. During the year ended December 31, 2017, we received net proceeds of $7.4 million from equity issuances under an at market issuance sales agreement that was in effect at the time and a purchase agreement with Lincoln Park Capital LLC that was in effect at the time. We also received net proceeds of $19.5 million from the CRG Term Loan, offset by the payment of our deferred consideration of $2.8 million.

Funding Requirements

We expect to devote financial resources to our operations, sales and commercialization efforts, regulatory approvals and business development. We will require cash to fund operations, pay interest and make principal payments on the CRG Term Loan.

Our future funding requirements will depend on many factors including:

•	the cost and extent to which we will be successful in obtaining reimbursement for our products in additional countries where they are currently approved;
•	the cost and outcomes of regulatory submissions and reviews for approval of our products in additional countries;
•	the extent to which our products will be commercially successful globally;
•	the extent to which Aggrastat® sales will remain stable as it faces generic competition in certain markets;
•	the future development plans for our products in development;
•	the consummation of suitable business development opportunities;
•	the extent to which we elect to develop, acquire or license new technologies, products or businesses;
•	the size, cost and effectiveness of our sales and marketing programs; and
•	the consummation, continuation or termination of third-party manufacturing, distribution and sales and marketing arrangements.

As of December 31, 2019, we had $13.3 million in unrestricted cash and cash equivalents, compared to $15.6 million at December 31, 2018. We have a history of incurring operating losses and negative cash flows from operations. Based on current projections, we may not have sufficient capital to fund our current planned operations during the next twelve-month period. We are dependent on our ability to raise additional debt or equity financing or monetize intellectual property rights through strategic partnerships or sublicensing arrangements and to meet revenue covenants in order to meet our current planned operations during the next twelve-month period.

20

On March 15, 2020, we entered into the ADVANZ Arrangement Agreement, pursuant to which ADVANZ PHARMA’s wholly-owned subsidiary Mercury has agreed to acquire all of the issued and outstanding common shares of Correvio by way of a court approved plan of arrangement under the CBCA. The total purchase price of the transaction is approximately $76 million, which includes the repayment of Correvio’s outstanding debt of approximately $48 million. A meeting of Correvio securityholders will be held for such securityholders to consider and, if deemed advisable, approve the transaction. Closing is subject to obtaining such securityholder approval, obtaining an interim and final order approving the transaction from the Supreme Court of British Columbia, and certain other customary conditions as set out in the ADVANZ Arrangement Agreement. The Boards of Directors of both companies have unanimously approved the transaction. The Board of Directors of Correvio unanimously recommends that Correvio securityholders vote in favour of the Proposed Arrangement. The transaction is expected to be completed during the second quarter of 2020.

There can be no assurance that we will be able to obtain the necessary approvals to complete the transaction or that we will be able to raise such additional financing, as may otherwise be required. These factors raise substantial doubt about our ability to continue as a going concern within one year from the consolidated financial statements issuance date. However, we believe that the consolidated entity will be successful in the above matters and are currently pursuing multiple opportunities and strategies to ensure that sufficient cash resources are available to meet our current planned operations.

Contractual Obligations

As of December 31, 2019, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2020	2021	2022	2023	2024	There-after	Total
Commitments for clinical and other agreements	$97	-	-	-	-	-	$97
Supplier purchase commitment	156	-	-	-	-	-	156
CRG Term Loan (1) Interest expense on CRG Term Loan (2)	17,830 5,124	21,214 2,440	8,698 172	- -	- -	- -	47,742 7,736
Operating lease obligations	954	760	497	212	190	-	2,613
Total	$24,161	$24,414	$9,367	$212	$190	-	$58,344

(1) Based on draws as of the date of this MD&A and assuming continued compliance with all amended covenants in connection with the amendments made to the CRG Term Loan in the first quarter of 2020.

(2) Based on draws as of the date of this MD&A and does not include interest expense on other amounts that can be drawn. Based on the assumption that all interest is paid in cash.

Outstanding Share Capital

As of March 27, 2020, there were 66,190,987 common shares issued and outstanding, and 4,468,100 common shares issuable upon the exercise of outstanding stock options (of which 3,275,688 were exercisable) at a weighted average exercise price of CAD $4.69 per share, and 91,118 restricted share units outstanding.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection with recoverability of inventories, carrying value of intangible assets, revenue recognition, bad debt and allowance for doubtful accounts, stock-based compensation expense, and contingencies.

21

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, intangible assets, and stock-based compensation. These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2019.

Revenue Recognition

We generate revenue primarily through the sale of our commercialized products and royalties. Product revenue is recognized at a point in time. Royalty revenue is recognized in the period in which the obligation is satisfied and the corresponding sales by our corporate partner occurs. We also earn licensing revenue from collaboration and license agreements from the commercial sale of approved products. Licensing revenue is recognized over time.

Intangible Assets

Intangible assets are comprised of patent costs, trade name, marketing rights and licenses, all of which have a definite life. Patent costs which are associated with the preparation, filing, and obtaining of patents are capitalized. Maintenance costs of patents are expensed as incurred.

The estimated useful life of an intangible asset with a definite life is the period over which the asset is expected to contribute to future cash flows. When determining the useful life, we consider the expected use of the asset, useful life of a related intangible asset, any legal, regulatory or contractual provisions that limit the useful life, any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors, and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset. Amortization is provided using the straight-line method over the estimated useful life of the intangible asset.

Intangible assets, other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. We determine whether the carrying value of a long-lived depreciable asset or asset group is recoverable based on its estimates of future asset utilization and undiscounted expected future cash flows the assets are expected to generate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

Stock-Based Compensation and Other Stock-Based Payments

Stock options and restricted share units granted to our directors, executive officers and employees are accounted for using the fair-value based method. Under this method, compensation expense for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the award’s vesting period on a graded basis. Stock options granted to foreign employees with Canadian dollar denominated stock options are subject to variable accounting treatment and are re-valued at fair value at each balance sheet date until exercise, expiry or forfeiture. Compensation expense for restricted share units is measured at fair value at the date of grant, which is the market price of the underlying security, and is expensed over the award’s vesting period on a straight-line basis.

22

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Accounting Pronouncements Adopted

Leases

On January 1, 2019, we adopted Accounting Standards Update No. (“ASU”) 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. In July 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-11, “Leases”, which offered a transition option where companies could elect to apply the guidance using a modified retrospective approach at the beginning of the year of adoption rather than to the earliest comparative period presented in the financial statements. We adopted the new leasing standard on January 1, 2019 using the modified retrospective approach and used the effective date as our date of initial application. A cumulative catch-up adjustment was not required on the date of adoption. We elected the package of practical expedients which permits us to not reassess under our prior conclusions about lease identification, lease classification and initial direct costs. On adoption, we recognized additional operating liabilities of approximately $2,680, with corresponding right-of-use assets of the same amount, adjusted for unamortized lease inducements received of approximately $260.

ASC 606, Revenue from Contracts with Customers

During the year ended December 31, 2018, we adopted the Accounting Standards Codification 606 (“ASC 606”), Revenue from Contracts with Customers, to all contracts using the modified retrospective method.  We recognized the cumulative effect of applying ASC 606 as an adjustment to the opening balance of deficit. The comparative information has not been restated and will continue to be reported under the accounting standards in effect for those periods.  The adoption of ASC 606 did not have a material impact to our statement of operations and comprehensive loss and to our statement of cash flows. The majority of our revenue continues to be recognized when products are shipped from our warehousing and logistics facilities.  There were no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms. The cumulative effect of the adoption of ASC 606 on our consolidated January 1, 2018 balance sheet is summarized in the following table:

	December 31, 2017	Adjustments	January 1, 2018

Deferred revenue	$2,502	$300	$2,802
Deficit	($392,865)	($300)	($393,165)

The transition adjustment arose from our treatment of an upfront payment we received from one of our distributors for the rights to distribute one of our commercialized products.  The upfront payment was previously amortized immediately upon receipt over a 10-year term.  Under ASC 606, the upfront payment has been deferred.

23

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which removes the thresholds that companies apply to measure credit losses on financial instruments measured at amortized cost, such as loans, receivables, and held-to-maturity debt securities. Under current guidance, companies generally recognize credit losses when it is probable that the loss has been incurred. The revised guidance will remove all recognition thresholds and will require companies to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that the company expects to collect over the instrument’s contractual life. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning January 1, 2023. We do not expect the guidance to have a material impact on our consolidated financial statements.

RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019, 2018 and 2017, we incurred expenses for consulting services provided by a company owned by one of our officers. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the years ended December 31, 2019, 2018 and 2017, we incurred expenses of $0.3 million, $0.2 million and $0.2 million, respectively, for services provided by the consulting company relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2019 and 2018 was $0.03 million and $0.2 million, respectively, owing to the consulting company. There are ongoing contractual obligations as we have a contract in place with the consulting company in which we are committed to pay the consulting company $0.2 million annually in exchange for consulting services relating to general corporate matters.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures (as such term is defined in applicable securities regulations). Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2019. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit with securities regulatory authorities is recorded, processed, summarized and reported, within the time periods specified in applicable securities regulations. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit with securities regulatory authorities is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

24

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in applicable securities regulations).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer, as of December 31, 2019, management evaluated the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2019 consolidated annual financial statements, as stated in their report thereon.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

There have been no changes with regard to internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

25

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At December 31, 2019, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are exposed to interest rate cash flow risk on our cash and cash equivalents as these instruments bear interest based on current market rates.

26